

May 13, 2013

<u>Via E-mail</u>
Lawrence P. Molloy
Chief Financial Officer and
Executive Vice President
PetSmart, Inc.
10601 N. 27th Avenue
Phoenix, Arizona 85027

> **Re: PetSmart, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2013**
> **Filed March 28, 2013**
> **Definitive Proxy Statement**
> **Filed May 3, 2013**
> **File No. 0-21888**

Dear Mr. Molloy:

We have reviewed your filings and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended February 3, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>

<u>Results of Operations, page 26</u>

1. Please quantify the amount of internet sales for each year presented in dollars and disclose whether or not those sales are included in the increase in comparable store sales. To the extent material, separate quantification of internet sales should be provided. As appropriate, please also revise the Our Strategy section of your Business section as well as your Management's Discussion and Analysis to discuss the role of your

internet sales in the context of your business strategy and the impact of your internet operations on your liquidity, capital resources and results of operations. Please refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release 34-48960, available on our website.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 28

Design and Elements of our Compensation Program, page 32

Fiscal Year 2012 Annual Awards, page 34

2. Please provide the actual performance and associated performance criteria for your e-commerce measures in the table on page 35. Please see Item 402(b)(2)(v) of Regulation S-K, Instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations.

 Long-Term Equity-Based Incentive Compensation, page 36

3. Please provide the performance goals and achievement levels associated with each NEO's PSU earned in 2012 or tell us where this disclosure is located. Please see Item 402(b)(2)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Adam Phippen, Accountant, at (202) 551- 3336 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or me at (202)-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief